Exhibit 99.4

Please return completed form to: Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Interim F/S & MD&A Mark this box if you would like to receive Interim F/S & MD&A by mail. Annual F/S & MD&A Mark this box if you would like to receive the Annual F/S & MD&A by mail. Financial Statements Request Form Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code atwww.computershare.com/privacy or by requesting that we mail you a copy. PLEASE CONSIDER THE ENVIRONMENT BEFORE REQUESTING BELOW THAT YOUR NAME BE PLACED ON OUR FINANCIAL STATEMENTS MAILING LIST. All Annual Financial Statements and related MD&A and Interim Financial Statements and related MD&A of Sandstorm Gold Ltd. (“Sandstorm”) are available to all shareholders on Sandstorm’s website at www.sandstormgold.com/investors on the day they are publicly released. Alternatively, you may choose to access these reports with our public filings at www.sedar.com or www.sec.gov. To enable Sandstorm to provide increased convenience to shareholders, benefit the environment and reduce costs, Sandstorm encourages all shareholders to access our quarterly filings in this manner, rather than having paper copies prepared and mailed to you. Thank you. Please place my name on your financial statements mailing list. Name Apt. Street Number Street Name Postal Code / Zip Code City Prov. SDOQ 51ETNN 01EVOA